September 22, 2014

VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	United Insurance Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 001-35761

Dear Mr. Rosenberg:
On behalf of United Insurance Holdings Corp. (the “Company”), I am transmitting the following responses to your letter dated September 11, 2014 containing your comments regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2014. For your convenience, the full text of each of your comments is set forth below, and the Company’s response to each comment directly follows the applicable text.
Notes to Consolidated Financial Statements
10) Statutory Accounting and Regulation, page 68

1.
Please tell us where you disclose the amounts of restricted net assets for your subsidiaries as of December 31, 2013 or how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

RESPONSE: As more fully described in response to comment 2 below, the Company complied with the scaled disclosure requirements for smaller reporting companies in preparing its 2013 Form 10-K. Item 8(b) of Form 10-K indicates that smaller reporting companies may provide the information required by Article 8 of Regulation S-X. Article 8 of Regulation S-X does not include the requirement set forth in Rule 4-08(e)(3)(ii) of Regulation S-X relating to disclosure of the amount of restricted net assets of the Company’s subsidiaries. In accordance with the foregoing, the Company provided the scaled disclosure described in Article 8 of Regulation S-X, which permits a smaller reporting company to omit the specific amount of its consolidated subsidiaries’ restricted net assets in the notes to its financial statements.

Item 11. Executive Compensation
General, page 81

2.
We have reviewed the executive compensation disclosure you have incorporated by reference from your definitive proxy statement. Please note that as an accelerated filer you are required to provide a Compensation Discussion & Analysis under this item and your Summary Compensation Table must reflect the last three completed fiscal years. Please amend your annual report to include this information. We refer you to Items 402(b) and 402(c) of Regulation S-K.

RESPONSE: The Company omitted a Compensation Discussion & Analysis and provided only two years of summary compensation information in its Summary Compensation Table in its definitive proxy statement in reliance on the disclosure requirements for smaller reporting companies described in Items 402(l) and 402(m) through (r) of Regulation S-K. Item 10(f)(2) of Regulation S-K provides that an issuer’s status as a “smaller reporting company” is determined on an annual basis as of the last business day of the second fiscal quarter of the issuer’s previous fiscal year. Item 10(f)(1) of Regulation S-K defines “smaller reporting company” as an issuer that has a public float of less than $75.0 million as of such date. Accordingly, the Company elected to provide the scaled disclosure applicable to smaller reporting companies in its filings with the Commission for its 2013 fiscal year pursuant to Item 10(f)(1) and (2) of Regulation S-K.
The Company determined that, as of June 28, 2013 (the last business day of its second fiscal quarter in 2013), its public float exceeded $75.0 million. The Company’s public float exceeding $75.0 million as of such date resulted in it becoming an accelerated filer as of the end of its 2013 fiscal year pursuant to Rule 12b-2(1)(i) of the Securities Exchange Act of 1934. In accordance with the foregoing, the Company indicated on the cover of its 2013 Form 10-K that it is an accelerated filer. Nevertheless, the Company complied with the scaled disclosure requirements for smaller reporting companies in its 2013 Form 10-K based on the Commission’s regulations and guidance described below.
In addition to Item 10(f) of Regulation S-K, the Company relied on Release No. 33-8876 and Question 130.04 of the Compliance and Disclosure Interpretations relating to the Exchange Act Rules, which provide that “[a] smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.” In addition, Question 104.13 of the Compliance and Disclosure Interpretations relating to Exchange Act Forms indicates that a company relying on General Instruction G(3) of Form 10-K to incorporate by reference executive compensation and other disclosure required by Part III of Form 10-K may use smaller reporting company disclosure in its proxy statement if it would have been permitted to use smaller reporting company disclosure for Part III of its Form 10-K if it had not relied on General Instruction G(3) to incorporate that information by reference from its proxy statement. In accordance with the foregoing, the Company provided the scaled disclosure described in Items 402(l) and (m) through (r) of Regulation S-K, which permits a smaller reporting company to omit its Compensation Discussion & Analysis and to provide only two years of summary compensation information in its Summary Compensation Table.

Item 13. Certain Relationships and Related Transactions, and Director Independence
General, page 81

3.
We have reviewed your disclosure concerning your related party transactions in Note 13 and incorporated by reference from your definitive proxy statement. We note your statement that you follow a formal policy for reviewing such transactions. As an accelerated filer, you are required to provide a description of this policy in accordance with Item 404(b) of Regulation S-K. Please amend your annual report accordingly.

RESPONSE: In accordance with the Commission’s regulations and guidance described in the Company’s response to comment 2 above, the Company provided the scaled disclosure described in Item 404(d) of Regulation S-K, which permits a smaller reporting company to omit the information required by Item 404(b) of Regulation S-K.
Item 15. Exhibits, Financial Statement Schedules, page 82

4.	Please provide us your analysis supporting why schedule II condensed financial information as required by Article 7-05(c) of Regulation S-X is not required.

RESPONSE: In accordance with the Commission’s regulations and guidance described in the Company’s responses to comments 1 and 2 above, the Company provided the scaled disclosure described in Article 8 of Regulation S-X, which permits a smaller reporting company to omit Schedule II as required by Article 7-05(c) of Regulation S-X.

Based on the foregoing, the Company respectfully requests that it be permitted to address the items requested in the comments above prospectively in its Annual Report on Form 10-K for its fiscal year ending December 31, 2014, as required by the SEC’s rules and regulations applicable to the Company at such time.

In connection with the foregoing and pursuant to your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2013 Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact our counsel, Carolyn Long of Foley & Lardner LLP, at 813-225-4177.

Very truly yours,

/s/ John L. Forney
John L. Forney
President and Chief Executive Officer
United Insurance Holdings Corp.

cc: Carolyn Long, Foley & Lardner LLP